INSURED COPY

206-25-81-06

REVISED

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS		Bond No. 206-25-81 - 06
Item 1.	Name of Insured (herein called Insured): Principal Address:	Nomura Partners Funds, Inc. c/o State Street Bank and Trust 4 Copley Place, 5th Floor CPH0326 Boston, MA 02116

Item 2.	Bond Period from 12:01 a.m. 11/05/2013 to 12:01 a.m. 12/31/2014 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability- Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$750,000	$0
Insuring Agreement (B)-ON PREMISES	$750,000	$5,000
Insuring Agreement (C)-IN TRANSIT	$750,000	$5,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$750,000	$5,000
Insuring Agreement (E)-SECURITIES	$750,000	$5,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$750,000	$5,000
Insuring Agreement (G) STOP PAYMENT	$100,000	$5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$750,000	$5,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$750,000	$5,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	$750,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3 and 4

Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 206-25-81 - 05 such termination or cancellation to be effective as of the time this bond becomes effective.

By:	/s/ Frank J. Scheckton, Jr.
(Authorized Representative)

INSURED COPY

206-25-81 – 06

RIDER NO. 5

JOINT INSURED LIST

To be attached to and form part of Bond No. 206-25-81-06

In favor of              Nomura Partners Funds, Inc.

It is agreed that:

1.	At the request of the Insured, the Underwriter deducts from the list of Insured under the attached bond the following:

The Japan Fund

Asia Pacific ex Japan Fund

Global Equity Income Fund

Global Emerging Markets Fund

2.	This rider shall become effective as of 12:01 a.m. on 11/05/2014 standard time.

By:	/s/ Frank J. Scheckton, Jr.
(Authorized Representative)

INSURED COPY

206-25-81-06

REVISED

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS		Bond No. 206-25-81 - 06
Item 1.	Name of Insured (herein called Insured): Principal Address:	High Yield Fund c/o State Street Bank and Trust 4 Copley Place, 5th Floor CPH0326 Boston, MA 02116

Item 2.	Bond Period from 12:01 a.m. 11/05/2014 to 12:01 a.m. 12/31/2014 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$750,000	$0
Insuring Agreement (B)-ON PREMISES	$750,000	$5,000
Insuring Agreement (C)-IN TRANSIT	$750,000	$5,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$750,000	$5,000
Insuring Agreement (E)-SECURITIES	$750,000	$5,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$750,000	$5,000
Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (J)-TELEFACSIMlLE TRANSMISSIONS	$750,000	$5,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$750,000	$5,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	$750,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3 and 4

Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 206-25-81-05 such termination or cancellation to be effective as of the time this bond becomes effective.

By:	/s/ Frank J. Scheckton, Jr.
(Authorized Representative)

Nomura Partners Funds, Inc.

Secretary’s Certificate

I, Jesse D. Hallee, Secretary of Nomura Partners Funds, Inc. (the “Corporation”), hereby certify that the following resolutions were unanimously adopted by the Board of Directors of the Corporation, including a majority of the Directors who are not “interested persons” of the Corporation, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, by Unanimous Written Consent of the Board of Directors in lieu of a Meeting dated October 25, 2014, and remain in full force and effect.

RESOLVED, that, based on all relevant factors, including but not limited to the value of the aggregate assets of each series of the Corporation to which any covered person may have access, the type and terms of the arrangements made for custody and safekeeping of such assets, and the nature of the securities held by each series of the Corporation, that the Investment Company Blanket Bond, issued by Great American Insurance Company, is reasonable in form and amount for the period from November 5, 2014 to December 31, 2014 (the “Fidelity Bond”), and that the Chairman of the Board be, and he hereby is, authorized to execute, with the advice of legal counsel to the Corporation, such documents as are necessary to obtain the Fidelity Bond on behalf of each series of the Corporation, severally and not jointly, in the amount of $750,000 for a prorated premium of $374, subject to inclusion of a cancellation clause endorsement in the event of an insurer credit rating downgrade; and it is further

FURTHER RESOLVED, that the Treasurer of the Corporation is authorized to pay or have paid from the assets of each series, its allocable portion of the total premium of the Fidelity Bond, based upon the proportionate share of the sum of the premium that each series would have paid if such insurance coverage were purchased separately by each series; and it is further

FURTHER RESOLVED, that the Treasurer of the Corporation be, and he hereby is, authorized and directed to implement the foregoing by, among other things: (i) monitoring the amount of Fidelity Bond coverage assigned to each series and, if necessary, increasing or decreasing such coverage to comply with the Board’s allocation procedures, and (ii) if necessary, reallocating the Fidelity Bond expense in accordance with the foregoing procedures for allocating the premium adopted by the Board; and it is further

FURTHER RESOLVED, that the Secretary of the Corporation is hereby directed to file the Fidelity Bond or any amendment thereto with the Securities and Exchange Commission and give the notices required under Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand this 12th day of November 2014.

/s/ Jesse D. Hallee
Jesse D. Hallee
Secretary